EXHIBIT 99.1

RELEVANT FACT NOTICE

CONDITION TO AMEND THE 2019 CREDIT FACILITIES

On April 29, 2020, Aeropuertos Argentina 2000 S.A. (the “Company”) entered into a framework agreement (the “Framework Agreement”) with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia, Buenos Aires S.A.U. and Banco Santander Río S.A. (collectively, the “Lenders”) in order to defer or refinance amounts due under: (a) the onshore credit facility agreement, dated August 9, 2019, for a total amount of U.S.$85 million; and (b) the offshore credit facility agreement for a total amount of U.S.$35 million (collectively, the “2019 Credit Facilities”).

The amendments to the 2019 Credit Facilities will consist of, among other things, the deferral or refinancing of the payments of principal under the 2019 Credit Facilities maturing in August and November 2020, through one of the financing alternatives provided in the Framework Agreement (the “Transaction”).

The Transaction will be subject to the following conditions precedent: (i) the exchange offer the Company has currently made to holders of its 6.875% Senior Secured Notes due 2027 (the “Existing Notes”) is consummated with an acceptance rate greater than 75% of the aggregate principal amount of the outstanding Existing Notes, and that the exchange of the Existing Notes is consummated under substantially similar terms as those set forth in the Exchange Offer Memorandum, as defined below, at the date of the Framework Agreement, and (ii) that the documentation reflecting the terms and conditions of the Transaction be executed.

Likewise, the Framework Agreement contemplates the commitment of the Lenders to grant the Company the corresponding waivers with respect to covenants and events of default contained in the 2019 Credit Facilities.

In accordance with the foregoing, we inform you that the 2019 Credit Facilities Amendment Condition (as defined in the Exchange Offer Memorandum) provided in AA2000’s exchange offer memorandum dated April 21, 2020 (as amended, the "Exchange Offer Memorandum") has been satisfied. Capitalized terms not defined herein shall have the meanings set forth in the Exchange Offer Memorandum.